Exhibit 21-4
SUBSIDIARIES OF DTE ENERGY COMPANY
DTE Energy Company’s principal subsidiaries as of December 31, 2008 are listed below. All other subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary	State of Incorporation

1. The Detroit Edison Company	Michigan

2. DTE Enterprises, Inc.	Michigan

3. DTE Energy Resources, Inc.	Michigan

4. Michigan Consolidated Gas Company	Michigan